TRANSALTA CORPORATION

Annual and Special Meeting of Shareholders

of TransAlta Corporation

April 29, 2010

REPORT OF VOTING RESULTS

NI 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.

Election of Directors.  The eleven director nominees proposed by management were elected by a show of hands.  Proxies were received as follows:

Nominee	Votes for	%	Withheld	%
William D. Anderson	103,391,315	99.58%	437,142	0.42%
Stephen L. Baum	102,341,057	98.57%	1,487,400	1.43%
Timothy W. Faithfull	102,416,571	98.64%	1,411,886	1.36%
Gordon D. Giffin	103,256,744	99.45%	571,713	0.55%
C. Kent Jespersen	102,691,261	98.90%	1,137,196	1.10%
Michael M. Kanovsky	102,000,600	98.24%	1,827,857	1.76%
Donna S. Kaufman	102,485,202	98.71%	1,343,255	1.29%
Gordon S. Lackenbauer	103,362,252	99.55%	466,205	0.45%
Karen E. Maidment	103,278,440	99.47%	550,017	0.53%
Martha C. Piper	102,382,557	98.61%	1,445,900	1.39%
Stephen G. Snyder	103,237,702	99.43%	590,755	0.57%

2.

Appointment of Auditors.  The Appointment of Ernst & Young LLP, to serve as auditors at a remuneration to be fixed by the Board of Directors for 2010 was approved by a show of hands.  Proxies of 104,201,114 (99.2%) in favour and 886,220 (0.8%) withheld were received.

3.

Amendment of Share Option Plan.  The resolution to approve amendments to the Company’s Share Option Plan was passed.  The results of the vote, which was conducted by ballot, are as follows:

Votes For	% Votes For	Votes Against	% of Votes Against
54,009,315	52.32%	49,221,886	47.68%

4.

Amendment of Performance Share Ownership Plan.  The resolution to approve amendments to the Company’s Performance Share Ownership Plan was passed.  The results of the vote, which was conducted by ballot, are as follows:

Votes For	% Votes For	Votes Against	% of Votes Against
55,797,934	54.05%	47,433,266	45.95%

5.

Continuation of Shareholder Rights Plan.  The resolution continuing, ratifying, confirming and approving the Shareholder Rights Plan was passed.  The vote was conducted by show of hands.  Proxies of 99,537,767 (95.9%) in favour and 4,289,855 (4.1%) withheld were received.